SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

1 EXCELENTÍSSIMA SENHORA JUÍZA DE DIREITO DA 2ª VARA DE FALÊNCIAS E RECUPERAÇÕES JUDICIAIS DA COMARCA DA CAPITAL DO ESTADO DE SÃO PAULO Autos nº 4113246-86.2026.8.26.0100 (1) BRASKEM S.A. (“Braskem”); (2) BRASKEM NETHERLANDS B.V. (“Braskem Netherlands”); (3) BRASKEM NETHERLANDS INC. B.V. (“Braskem Netherlands Inc.”); (4) BRASKEM TRADING & SHIPPING B.V. (“BT&S”); (5) BRASKEM NETHERLANDS FINANCE B.V. (“Braskem Netherlands Finance”); e (6) BRASKEM AMERICA FINANCE COMPANY (“Braskem America Finance” e, em conjunto com as sociedades numeradas de (1) a (5), “Requerentes” ou “Grupo Braskem”), já qualificadas nos autos em referência, vêm, por seus advogados (doc. 1), com fundamento no art. 308 do Código de Processo Civil (“CPC”) e nos arts. 20-B, § 1º, e 161 e seguintes da Lei nº 11.101/05 (“LFR”), apresentar aditamento à petição inicial de Evento 1, a fim de requerer o processamento deste pedido de recuperação extrajudicial, bem como a suspensão de ações e execuções (stay period) movidas contra as Requerentes, nos termos dos arts. 6º e 163, § 8º, da LFR, pelas razões expostas a seguir. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 1 2 I. BREVE HISTÓRICO 1. Em 24 de junho de 2026, o Grupo Braskem iniciou mediação com seus principais credores perante a Câmara Wind de Mediação (“Mediação”). 2. O objetivo da Mediação era renegociar a dívida financeira do Grupo Braskem. Para assegurar a estabilidade da negociação e preservar suas atividades, as Requerentes ajuizaram este pedido de tutela cautelar antecedente, com fundamento no art. 20-B, § 1º, da LFR, para suspender a exigibilidade dessas dívidas financeiras. 3. Na petição inicial, as Requerentes apresentaram o histórico do Grupo Braskem, sua estrutura societária, as razões de sua atual crise e sua evidente viabilidade econômica, financeira e operacional. Também comprovaram a jurisdição da Justiça brasileira e a competência deste MM. Juízo sobre todas as Requerentes. Todos esses aspectos já foram expostos em detalhe nestes autos e podem ser consultados na manifestação de Evento 1. 4. O pedido de tutela cautelar foi acertadamente deferido por este MM. Juízo em 26 de junho de 2026 (Evento 7). A decisão determinou a suspensão das ações e das execuções relativas aos créditos incluídos na Mediação, bem como a vedação a atos de constrição e compensação fundados nesses créditos (“Tutela Cautelar”). 5. A Mediação serviu ao seu propósito e criou condições para que as Requerentes estejam em tratativas avançadas com a maioria de seus credores financeiros para viabilizar a reestruturação dos respectivos créditos, descritos no doc. 3 (“Créditos Sujeitos” e “Credores Sujeitos”). 6. Essas negociações resultaram no plano de recuperação extrajudicial anexo (“Plano” – doc. 2), que foi subscrito por credores cujos créditos representam 39,6% dos Créditos Sujeitos (“Credores Signatários”). Como autorizado pelo art. 163, § 7º, da LFR, as Requerentes se comprometem a obter a anuência da maioria dos Créditos Sujeitos no prazo de 90 dias. 7. Assim, as Requerentes apresentam este pedido de recuperação extrajudicial, em que comprovam o preenchimento do quórum legal previsto no art. 163, § 7º, da LFR, e requerem a suspensão de todas as ações, execuções e atos de constrição contra as Requerentes que tenham por objeto os Créditos Sujeitos, nos termos do art. 163, § 8º, e do art. 6º da LFR. A manutenção do stay period nesse período é fundamental para manter um ambiente estável de negociações e viabilizar o atingimento de uma solução definitiva para a atual situação econômica e financeira do Grupo Braskem. 8. Por fim, logo que obtiverem a anuência da maioria dos Créditos Sujeitos, nos termos do art. 163 e seguintes da LFR, as Requerentes submeterão seu plano de recuperação extrajudicial à homologação por este MM. Juízo. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 2 3 II. LITISCONSÓRCIO ATIVO FACULTATIVO 9. Este pedido é formulado por diversas sociedades do Grupo Braskem, reunidas em litisconsórcio, na medida em que há (i) ocorrência de comunhão de direitos e obrigações em relação à lide; (ii) conexão pelo pedido e causa de pedir; e (iii) ocorrência de afinidade de questões por ponto comum de fato e de direito1. 10. Todas as Requerentes integram o Grupo Braskem, sob controle comum da Braskem. Elas compõem uma estrutura empresarial fortemente integrada e economicamente interdependente, com interconexão de ativos e passivos, garantias cruzadas e sinergias operacionais. Por isso mesmo, o processo de reestruturação das Requerentes é conduzido de forma conjunta e coordenada, envolvendo credores de todas as sociedades. 11. Nessas circunstâncias, a apresentação do pedido em litisconsórcio ativo é a solução mais adequada para assegurar a eficiência e a coerência do procedimento, porque permite tratamento uniforme das relações obrigacionais envolvidas, coordenação das medidas de reestruturação e maior transparência perante credores e demais stakeholders. Quando se trata de grupos empresariais com estrutura integrada, essa é a forma mais eficiente e transparente de assegurar a efetividade da reestruturação, conforme a doutrina especializada2. 12. Por isso, requer-se que este pedido de recuperação extrajudicial seja processado em litisconsórcio ativo. III. JURISDIÇÃO E COMPETÊNCIA DESTE MM. JUÍZO 13. Como demonstrado na petição inicial da Tutela Cautelar (Evento 1), são inequívocas a jurisdição brasileira e a competência deste MM. Juízo neste caso, tanto com relação à Braskem quanto com relação às Requerentes constituídas e sediadas fora do Brasil – no caso, Braskem Netherlands, Braskem Netherlands Inc., BT&S, Braskem Netherlands Finance e Braskem America Finance (“Sociedades Estrangeiras”). 14. Foi por isso que a Tutela Cautelar foi distribuída e regularmente processada perante este MM. Juízo. Pelas exatas mesmas razões, já expostas nestes autos, este pedido de recuperação extrajudicial deve ser igualmente processado perante este MM. Juízo. 1 Art. 113 do CPC, c/c. art. 189 da LFR, e art. 69-G da LFR. 2 CEREZETTI, Sheila Christina Neder. Grupos de sociedade e recuperação judicial: o indispensável encontro entre os direitos societário, processual e concursal. In: YARSHEL, Flávio Luiz; et al. Processo Societário II. São Paulo: Quartier Latin, 2015. p. 751-754. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 3 4 15. Diante disso, devem ser reconhecidas a jurisdição da Justiça brasileira e a competência das Varas de Falências e Recuperações Judiciais da Comarca da Capital de São Paulo para processar o presente pedido de recuperação extrajudicial, nos termos do art. 21, III, do CPC e dos arts. 3º e 69-G, § 2º, da LFR. IV. PREENCHIMENTO DO QUÓRUM LEGAL: APROVAÇÃO DE MAIS DE 1/3 DOS CRÉDITOS SUJEITOS 16. De acordo com o art. 163, § 1º, da LFR, o plano de recuperação extrajudicial pode abranger um “grupo de credores de mesma natureza e sujeito a semelhantes condições de pagamento”. Para que o plano seja homologado, é necessário obter o consentimento de “credores que representem mais da metade dos créditos abrangidos pelo plano de recuperação extrajudicial” (art. 163, caput, da LFR). 17. No entanto, o art. 163, § 7º, da LFR autoriza o devedor a iniciar a recuperação extrajudicial antes da obtenção desse quórum definitivo. É possível apresentar o pedido de recuperação extrajudicial caso seja comprovada a “anuência de credores que representem pelo menos 1/3 (um terço) de todos os créditos de cada espécie por ele abrangidos e com o compromisso de, no prazo improrrogável de 90 (noventa) dias, contado da data do pedido, atingir o quórum previsto no caput deste artigo, por meio de adesão expressa”. 18. O Grupo Braskem pretende reestruturar apenas créditos financeiros quirografários, sem implicação para as dívidas e obrigações perante clientes, fornecedores, revendedores e demais parceiros comerciais. Em outras palavras, o plano de recuperação extrajudicial abrange dívidas que possuem a mesma natureza e condições semelhantes de pagamento, conforme estabelece o art. 163, § 1º, da LFR. 19. Para facilidade de referência, as Requerentes apresentam uma relação integral dos Créditos Sujeitos e dos Credores Signatários, todos detalhados no doc. 3. 20. O valor total das dívidas sujeitas à recuperação extrajudicial é de R$ 187.072.287.391,72, dos quais R$ 56.476.784.170,44 correspondem a Créditos Sujeitos e R$ 130.595.503.221,28 decorrem de obrigações existentes entre Requerentes – ou seja, créditos intercompany. 21. O consentimento já obtido de determinados Credores Sujeitos (“Credores Signatários”) é suficiente para a apresentação deste pedido. De forma consolidada, seus créditos equivalem a 39,6% do valor total dos Créditos Sujeitos3, desconsideradas as 3 De forma individualizada, por sociedade, os créditos dos Credores Signatários equivalem a: (i) 39,6% do valor total dos Créditos Sujeitos da Braskem; (ii) 20,4% do valor total dos Créditos Sujeitos da Braskem Netherlands; (iii) 42,4% do valor total dos Créditos Sujeitos da BT&S; (iv) 50,6% do valor total dos Créditos Sujeitos da Braskem Netherlands Finance; (v) 13,2% do valor total dos Créditos Sujeitos da Braskem America Finance. Todas as dívidas da Braskem Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 4 5 obrigações entre Requerentes – que, apesar de também serem reestruturadas, não podem ser consideradas no cálculo do quórum, por força do art. 163, § 3º, II, da LFR4. 22. Os Credores Signatários são, assim, titulares de mais de 1/3 do total dos Créditos Sujeitos, conforme o art. 163, § 7º, da LFR. A anuência desses credores pode ser atestada pelas assinaturas dos termos de adesão e respectivos documentos de comprovação de poderes (doc. 4), como exige o art. 163, § 6º, III, da LFR5. 23. Como se extrai de diversos casos recentes, como Oncoclínicas6, Havana7, Alliança8, Intercement9, TPA10 e St. Marché11, o quórum a ser considerado nesta recuperação extrajudicial é o quórum consolidado, conforme demonstrado acima. O mesmo critério foi utilizado nas recuperações extrajudiciais dos Grupos Odebrecht Engenharia e Construção12, Colombo13 e Liq14, antes da reforma trazida pela Lei nº 14.112/2020. 24. No caso concreto, observe-se que há forte interconexão entre os ativos e passivos das Requerentes. Os ativos das sociedades Braskem Netherlands, Braskem Netherlands Finance, Braskem Netherlands Inc., Braskem America Finance e BT&S são, principalmente, créditos intercompany contra outras sociedades do grupo. Além disso, as obrigações entre as Requerentes também representam aproximadamente 70% dos Créditos Sujeitos. 25. A interconexão e a interdependência são ainda mais fortes e patentes quando se trata da Braskem Netherlands Finance, da Braskem Netherlands Inc. e da Braskem America Finance – veículos societários constituídos para a captação de dívida no mercado internacional e subsequente empréstimo da quase totalidade de tais recursos para as demais Netherlands Inc. são obrigações entre requerentes, de modo que o percentual de créditos dos Credores Signatários não se aplica a essa entidade, nos termos do art. 163, § 3º, II, da LFR. 4 “Art. 163 [...] § 3º Para fins exclusivos de apuração do percentual previsto no caput deste artigo: [...] II – não serão computados os créditos detidos pelas pessoas relacionadas no art. 43 deste artigo”. 5 “Art. 163 [...] § 6º Para a homologação do plano de que trata este artigo, além dos documentos previstos no caput do art. 162 desta Lei, o devedor deverá juntar: [...] III – os documentos que comprovem os poderes dos subscritores para novar ou transigir, relação nominal completa dos credores, com a indicação do endereço de cada um, a natureza, a classificação e o valor atualizado do crédito, discriminando sua origem, o regime dos respectivos vencimentos e a indicação dos registros contábeis de cada transação pendente”. 6 Processo nº 4126842-40.2026.8.26.0100, em curso perante a 3ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 7 Processo nº 4000194-54.2025.8.26.0260, em curso perante a 1ª Vara Regional de Competência Empresarial e de Conflitos Relacionados à Arbitragem da Comarca de São Paulo/SP. 8 Processo nº 4144507-69.2026.8.26.0100, em curso perante a 2ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 9 Processo nº 1111483-72.2024.8.26.0100, que tramitou na 1ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 10 Processo nº 1104901-56.2024.8.26.0100, que tramitou na 1ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 11 Processo nº 1051462-96.2025.8.26.0100, em curso perante a 1ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 12 Processo nº 1075159-25.2020.8.26.0100, que tramitou na 1ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 13 Processo nº 1058981-40.2016.8.26.0100, que tramitou na 2ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. 14 Processo nº 1000687-91.2019.8.26.0228, que tramitou na 1ª Vara de Recuperações Judiciais e Falências da Comarca de São Paulo/SP. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 5 6 Requerentes. Esses veículos societários são comuns em grupos societários do porte do Grupo Braskem, que estruturam sociedades em outros países para acessar o mercado de capitais internacional com mais facilidade e eficiência, captando esses recursos e os remetendo em grande medida para financiamento de atividades no Brasil. 26. As Requerentes possuem, ainda, diversas garantias cruzadas. A Braskem, em específico, é garantidora das principais dívidas financeiras das demais Requerentes, incluindo as notas emitidas pela Braskem Netherlands Finance e pela Braskem America Finance e financiamentos bancários variados. 27. Ademais, como demonstrado nos §§ 35-42 da petição inicial (Evento 1), todas as sociedades possuem relação de controle ou de dependência e identidade do quadro societário, dado que são todas controladas direta ou indiretamente pela Braskem. Assim, a atuação de todas as Requerentes é orientada pela mesma pessoa jurídica. Confira-se, nesse sentido, o organograma do Grupo Braskem, que atua de forma fortemente integrada: 28. Além disso, o Grupo Braskem possui atuação conjunta no mercado. Esse é um elemento que decorre do desenvolvimento de atividades complementares pelas Requerentes, com sinergia entre suas operações. Em síntese: (i) a Braskem controla todas as demais Requerentes, direta ou indiretamente, orienta a tomada de decisões do grupo, concentra os ativos mais relevantes, os principais contratos e a maior parte da receita do Grupo Braskem; (ii) a Braskem Netherlands controla o segmento de sociedades estrangeiras do Grupo Braskem e atua na coordenação da distribuição de resinas termoplásticas na Europa e na Ásia; Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 6 7 (iii) a BT&S atua na logística e na aquisição de matérias-primas para atender à demanda interna do Grupo Braskem e na distribuição de produtos químicos no mercado internacional; e (iv) a Braskem America Finance, a Braskem Netherlands Finance e a Braskem Netherlands Inc. são sociedades voltadas à captação e à gestão de recursos financeiros no mercado internacional para financiar as atividades das outras sociedades do Grupo Braskem. 29. Em conjunto, todas essas sociedades compõem um grupo societário com ativos e passivos fortemente integrados, que é o maior produtor de resinas termoplásticas das Américas e o sétimo maior do mundo. Seus credores, fornecedores, consumidores e o mercado em geral conhecem todas as Requerentes simplesmente como “Braskem”. 30. Essa atuação conjunta e coordenada sempre foi intrínseca à relação estabelecida entre as Requerentes e os Credores Sujeitos. Afinal, os investimentos realizados no Grupo Braskem jamais se pautaram pela capacidade individual de pagamento de veículos societários emissores dos papéis, isolados e não operacionais, mas pela capacidade de geração de receitas do Grupo Braskem como um todo, decorrente justamente da atuação integrada das Requerentes. Não por outra razão, no contexto da reestruturação, os Credores Sujeitos negociaram e aprovaram um Plano que reflete a inequívoca interconexão e interdependência entre os ativos, passivos e atividades produtivas das Requerentes. 31. Assim, todos os requisitos para o recebimento e a admissão desta recuperação extrajudicial estão presentes neste caso. V. APRESENTAÇÃO DA DOCUMENTAÇÃO OBRIGATÓRIA 32. As Requerentes apresentam, neste ato, todos os documentos necessários ao processamento desta recuperação extrajudicial e à oportuna homologação do plano de recuperação extrajudicial, nos termos dos arts. 48 e 163 da LFR. São eles: (i) atas das deliberações dos órgãos societários competentes autorizando o ajuizamento do presente pedido de recuperação extrajudicial (doc. 1); (ii) lista dos Créditos Sujeitos, indicando os Credores Signatários e o quórum de adesão (art. 163, § 6º, III, da LFR) (doc. 3); (iii) documentos que comprovam a adesão de credores com o quórum de um terço de todos os Créditos Sujeitos, bem como documentos comprobatórios Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 7 8 dos poderes dos subscritores do plano de recuperação extrajudicial para novar ou transigir (art. 163, caput e § 6º, III, da LFR) (doc. 4); (iv) balancetes das Requerentes, demonstrações contábeis relativas ao último exercício social, demonstrações levantadas especialmente para instrução do presente pedido (doc. 5) e projeções de fluxo de caixa das Requerentes (doc. 6) (art. 163, § 6º, I e II, da LFR); (v) cópia dos atos constitutivos das Requerentes (art. 48, caput, da LFR) e atos de nomeação de administradores das Requerentes (art. 48, IV, da LFR) (doc. 1); (vi) certidões de regularidade emitidas pelas juntas comerciais comprovando o exercício regular das atividades das Requerentes há mais de 2 anos (art. 48, caput, da LFR) (doc. 7); (vii) certidões de distribuição de procedimentos de insolvência e homologação de plano de recuperação extrajudicial em nome das Requerentes (art. 48, I, II e III e art. 161, § 3º, da LFR) (doc. 8); e (viii) certidões de distribuição criminal em nome das Requerentes, dos seus administradores e acionistas controladores (art. 48, IV, da LFR) (doc. 9). VI. STAY PERIOD (ART. 6º DA LFR). VEDAÇÃO À COMPENSAÇÃO DE CRÉDITOS SUJEITOS 33. Nos termos do art. 163, § 8º, da LFR, o prazo de suspensão estabelecido no art. 6º da LFR se aplica de forma automática aos Créditos Sujeitos a partir do momento em que o pedido de recuperação extrajudicial é protocolado. 34. Considerando a adesão ao Plano por mais de 1/3 dos Credores Sujeitos, conforme comprovado no capítulo IV acima, todas as ações, execuções e/ou atos de constrição de patrimônio das Requerentes deverão ser automaticamente suspensas, nos termos do art. 163, § 8º, e do art. 6º da LFR. 35. Com a suspensão, as Requerentes poderão manter o ambiente estável de suas negociações sobre o Plano com os Credores Sujeitos que ainda não o subscreveram, sem o risco de sofrer ataques ao seu patrimônio em uma verdadeira corrida por seus ativos. 36. Neste ponto, cumpre ressaltar que, diante deste pedido de recuperação extrajudicial, determinadas instituições financeiras credoras do Grupo Braskem poderiam alegar a Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 8 9 incidência de cláusulas contratuais que autorizam a apropriação de valores depositados em contas bancárias pertencentes às Requerentes para amortização de Créditos Sujeitos. Confiram-se alguns exemplos de cláusulas desse tipo15: 37. No total, estima-se que a incidência de cláusulas desse tipo poderia resultar na apropriação de mais de R$ 400 milhões depositados em contas bancárias de titularidade das Requerentes. Nessa hipótese, os esforços de reestruturação empreendidos pelo Grupo Braskem seriam comprometidos de forma irreversível, na medida em que a compensação (i) privaria as Requerentes de recursos essenciais ao desenvolvimento de suas operações, usados para arcar com o pagamento de trabalhadores, fornecedores e outras despesas essenciais às atividades do Grupo Braskem; e (ii) implicaria, ainda, a satisfação integral de determinados Créditos Sujeitos, o que, na prática, significaria conferir tratamento privilegiado a tais credores em detrimento de todos demais. 15 Segue tradução livre da segunda cláusula: “Na hipótese de ocorrência e continuidade de um Evento de Inadimplemento nos termos da Cláusula 13.1 (Eventos de Inadimplemento), cada Devedor autoriza, desde já, cada Credor e cada Afiliada de cada Credor a proceder, na medida permitida pela legislação aplicável, sem notificação prévia, pelo direito de compensação, privilégio bancário ou reconvenção, contra quaisquer ativos do Mutuário (ou do Garantidor, conforme o caso) em qualquer moeda que se encontrem, a qualquer tempo, em poder de referido Credor ou Afiliada, em qualquer agência ou escritório, até o limite integral de todos os valores devidos aos Credores nos termos deste instrumento. Qualquer Credor que assim proceda contra qualquer Devedor, ou que possua uma Afiliada que assim proceda contra qualquer Devedor, deverá prontamente notificar o Agente da Linha de Crédito (Facility Agent) a respeito de qualquer medida adotada por referido Credor ou Afiliada nos termos desta Cláusula 13.3; ressalvado que a ausência de tal notificação não afetará a validade da referida compensação e de sua aplicação”. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 9 10 38. Ocorre que, como se sabe, um Crédito Sujeito jamais pode ser satisfeito em condições diversas daquelas previstas no plano de recuperação, sob pena de conferir tratamento privilegiado a determinado Credor Sujeito em detrimento dos demais, em violação flagrante ao princípio da par conditio creditorum (arts. 49 e 59 da LFR). 39. Em outras palavras, como já decidido pelo E. TJSP, permitir a compensação de um Crédito Sujeito “implicaria o pagamento imediato de parte dos credores de determinada classe, enquanto o restante se submeteria aos termos do plano, levando, no caso dos quirografários, por exemplo, 13 anos para receber todo seu crédito. A compensação outrossim poderia até mesmo levar à hipótese absurda de que aqueles que estão em mora frente ao grupo empresarial em recuperação (e, portanto, ainda tem um débito) recebam indiretamente seu crédito por meio da compensação, ao passo que outros credores, em dia com suas obrigações frente às recuperandas, ostentando apenas o status de credores, devam aguardar todo o trâmite recuperacional para receber seu crédito, o qual ademais será submetido a reduções oriundas do deságio previsto no plano”16. 40. É evidente, portanto, que o stay period previsto no art. 6º da LFR também impede a compensação de Créditos Sujeitos após o pedido de recuperação judicial ou extrajudicial, por se tratar de meio de satisfação do crédito, equivalente ao pagamento, cuja exigibilidade está suspensa por força do stay. E, no caso concreto, o reconhecimento expresso da vedação à apropriação de recursos para satisfação de Créditos Sujeitos é essencial para preservar o caixa das Requerentes – já comprometido por sua atual situação econômico-financeira – e, assim, assegurar a continuidade de suas atividades produtivas e resguardar o resultado útil deste pedido de recuperação extrajudicial. 41. Por todos esses motivos, ao conceder a Tutela Cautelar, este MM. Juízo reconheceu expressamente que, “[d]iante da inexigibilidade das obrigações sujeitas a este procedimento, ficam, por consequência, vedadas quaisquer formas de satisfação das obrigações, inclusive compensações e retenções” (Evento 7). 42. Assim, deve-se determinar a suspensão de todas as ações, execuções, constrições patrimoniais e/ou compensações de Créditos Sujeitos das Requerentes, nos termos do art. 163, § 8º, e do art. 6º da LFR. VII. PEDIDOS 43. Por todo o exposto, uma vez comprovado que as Requerentes preenchem todos os requisitos necessários ao deferimento de seu pedido e apresentaram todos os documentos exigidos pela LFR, requer-se: 16 TJSP, AI nº 2260720-90.2015.8.26.0000, Rel. Des. Fabio Tabosa, 2ª Câmara Reservada de Direito Empresarial, j. em 12.05.2016. Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 10 11 (i) o recebimento deste pedido, nos termos do art. 164 da LFR, e o reconhecimento do prazo de 90 (noventa) dias para a obtenção do expresso consentimento da maioria dos Créditos Sujeitos, na forma do art. 163, § 7º, da LFR; (ii) a suspensão da exigibilidade de todos os Créditos Sujeitos e de todas as ações, execuções e atos de constrição contra as Requerentes que tenham por objeto os Créditos Sujeitos, bem como a vedação à compensação de Créditos Sujeitos, nos termos do art. 163, § 8º, e do art. 6º da LFR; e (iii) após a obtenção do consentimento da maioria dos Créditos Sujeitos ao plano de recuperação extrajudicial, a determinação da publicação do edital de convocação dos credores, nos termos do art. 164 da LFR, para que, caso queiram, apresentem impugnação ao plano de recuperação extrajudicial, nos termos do art. 164, § 3º, da LFR, o qual deverá ser oportunamente homologado por sentença, para que produza seus efeitos jurídicos e vincule a totalidade dos Credores Sujeitos, nos termos do art. 165 da LFR. 44. As Requerentes protestam pela juntada de tradução juramentada dos documentos em línguas estrangeiras no prazo de 15 dias contados desta data. 45. Atribui-se à causa o valor de R$ 187.072.287.391,72, que corresponde à soma do valor total dos Créditos Sujeitos (R$ 56.476.784.170,44) com o valor total das dívidas intercompany (R$ 130.595.503.221,28). Termos em que pedem deferimento. São Paulo, 24 de agosto de 2026 Eduardo Secchi Munhoz OAB/SP nº 126.764 Ana Elisa Laquimia de Souza OAB/SP nº 373.757 Danilo Domingues Guimarães OAB/SP nº 422.993 Lucas Pereira Calmon OAB/SP nº 508.290 Raphael Maldi Mendes OAB/SP nº 439.913 Caio de Magalhães Brega OAB/SP nº 545.784 Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 11 12 Lista de Documentos Nº Descrição do documento Doc. 1 Procurações, documentos comprobatórios dos poderes dos advogados e atas de deliberações societárias autorizando o pedido de recuperação extrajudicial Doc. 2 Plano de recuperação extrajudicial Doc. 3 Relação de Credores Sujeitos e Relação de Credores Signatários Doc. 4 Termos de adesão assinados pelos Credores Signatários e documentos comprobatórios dos poderes dos subscritores do Plano Doc. 5 Demonstrações contábeis e balancetes das Requerentes Doc. 6 Projeções de fluxo de caixa das Requerentes Doc. 7 Certidões de regularidade emitidas pelas juntas comerciais Doc. 8 Certidões de distribuição de procedimentos de insolvência Doc. 9 Certidões de distribuição de ações e execuções criminais em nome das Requerentes, de seus acionistas controladores e de seus administradores Processo 4113246-86.2026.8.26.0100, Evento 36, EMENDAINIC1, Página 12

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.